**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**February 13, 2026**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Columbus McKinnon Corporation**

**File No. 005-46371 – CTR#10958**

---

CD&R XII Keystone Holdings, L.P., CD&R Investment Associates XII, Ltd. and CD&R Associates XII, L.P. (the "Filing Persons") submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from an Exhibit to a Schedule 13D filed on February 6, 2026 relating to their beneficial ownership of shares of Common Stock of Columbus McKinnon Corporation.

Based on representations by the Filing Persons that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 99.4

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance